# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Caesarstone Ltd., CIK 0001504379
CUSIP: M20598104
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Kibbutz Sdot Yam, MP Menashe, Israel (L3), 3780400
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001684482
Persons authorized to receive notices and communications: Mr. Dori Brown, 4 Berkowitz Street, Museum Tower, 11th Floor, Tel Aviv, Israel (L3), 64238, 972 3 609 3525

## Reporting persons
- Tene Growth Capital III (G.P.) Company Ltd. (CIK 0001684482): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 3,589,494; sole dispositive power 0; shared dispositive power 3,589,494; aggregate amount beneficially owned 3,589,494 (10.4% of the class)
- Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 3,589,494; sole dispositive power 0; shared dispositive power 3,589,494; aggregate amount beneficially owned 3,589,494 (10.4% of the class)
- Tene Investments in Projects 2016 Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 3,589,494; sole dispositive power 0; shared dispositive power 3,589,494; aggregate amount beneficially owned 3,589,494 (10.4% of the class)
- Dr. Ariel Halperin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 3,589,494; sole dispositive power 0; shared dispositive power 3,589,494; aggregate amount beneficially owned 3,589,494 (10.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Caesarstone Ltd.
Address of issuer's principal executive offices: Kibbutz Sdot Yam, MP Menashe, Israel (L3), 3780400
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the Statement on Schedule 13D filed by Tene Growth Capital III (G.P.) Company Ltd.; Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership; Tene Investments in Projects 2016 Limited Partnership (the "Record Holder"); and Dr. Ariel Halperin ("Dr. Halperin" and, together with the Record Holder, the "Reporting Persons"), with the United States Securities and Exchange Commission (the "SEC") on September 13, 2016 (the "Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.04 per share (the "Ordinary Shares"), of Caesarstone Ltd., an Israeli corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented by the following:

Termination of Shareholders Agreement

On September 1, 2026, the previously disclosed Shareholders Agreement terminated in accordance with its terms.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The Record Holder holds 3,589,494 Ordinary Shares of record.

The ownership percentage set forth herein is based on 34,577,075 Ordinary Shares outstanding as of February 27, 2026, as disclosed in the Issuer's Annual Report on Form 20-F filed with the SEC on March 4, 2026.

Dr. Halperin is the sole director of Tene III and the major shareholder of Tene III and Tene III Projects. Tene III is the general partner of Tene III Projects, which is the general partner of the Record Holder. As such, each of them may be deemed to share beneficial ownership of the Ordinary Shares held of record by the Record Holder. Each such entity or person disclaims any such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Tene Growth Capital III (G.P.) Company Ltd.: /s/ Ariel Halperin, Ariel Halperin, Managing Partner (10/08/2026)
- Tene Growth Capital III (G.P.) Company Ltd.: /s/ Dori Brown, Dori Brown, Managing Partner (10/08/2026)
- Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership: By its general partner, Tene Growth Capital III (G.P.) Company Ltd., /s/ Ariel Halperin, Ariel Halperin, Managing Partner (10/08/2026)
- Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership: By its general partner, Tene Growth Capital III (G.P.) Company Ltd., /s/ Dori Brown, Dori Brown, Managing Partner (10/08/2026)
- Tene Investments in Projects 2016 Limited Partnership: By its GP, Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by Tene Growth Capital III (G.P.) Company Ltd., /s/ Ariel Halperin, Ariel Halperin, Managing Partner (10/08/2026)
- Tene Investments in Projects 2016 Limited Partnership: By its GP, Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by Tene Growth Capital III (G.P.) Company Ltd., /s/ Dori Brown, Dori Brown, Managing Partner (10/08/2026)
- Dr. Ariel Halperin: /s/ Ariel Halperin, Ariel Halperin (10/08/2026)